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                                                                       Exhibit 6
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                       [GOLDMAN, SACHS & CO. LETTERHEAD]

                                          November 23, 1999

Board of Directors
TJ International, Inc.
200 East Mallard Drive
Boise, Idaho 83706

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of TJ International, Inc. (the "Company") of the $42.00 per Share in cash proposed to be paid by Sub (as defined below) in the Tender Offer and the Merger (as such terms are defined below) pursuant to the Agreement and Plan of Merger, dated as of November 23, 1999, among Weyerhaeuser Company ("Parent"), WTJ, Inc., a wholly-owned subsidiary of Parent ("Sub"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Sub will pay $42.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Sub will be merged into the Company (the "Merger") and each outstanding Share, other than Appraisal Shares, as defined in the Agreement, and other than Shares owned by the Company, Parent or Sub will be converted into the right to receive $42.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, including competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Parent and MacMillan Bloedel Ltd., which Parent recently acquired, from time to time, including having acted as co-managing underwriter of a public offering by Parent in October 1997 of $300 million of 6.95% debentures due in 2027 and may provide investment banking services to Parent in the future. Goldman, Sachs & Co. provides a full range of financial advisory and
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Board of Directors
TJ International, Inc.
November 23, 1999
Page Two

securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Partnership Agreement (as defined in the Agreement); Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 2, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the Forest Products and Building Materials industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combinations with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction.
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Board of Directors
TJ International, Inc.
November 23, 1999
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Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $42.00 per Share in cash proposed to be paid by Sub in the Tender Offer and the Merger to the holders of the Shares is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
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  (Goldman, Sachs & Co.)